SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September 2007	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
/s/ Patricia A. Olah
Patricia A. Olah
Corporate Secretary and Lead Governance Counsel

Date: September 17, 2007

Important reminder to
registered shareholders
VOTE YOUR
SHARES NOW!
Dear shareholder:
We have not yet received your proxy vote for our special shareholder meeting to be held on September 21, 2007. Time is running out. A duplicate proxy form is enclosed for your convenience. Your vote matters, please do not delay.*
Choose one of the following options to vote your shares. To have your vote counted, it must be received by our transfer agent by September 20, 4:45 p.m. (Eastern time).

*	If you have already voted, thank you and please disregard this notice.

   1   BY TELEPHONE
Call 1 866 732-8683 (toll-free in Canada and the United States) or 312 588-4290 (International Direct Dial) from a touch-tone phone and follow the instructions. You will need your control number, your holder account number and proxy access number. You will find these three numbers on the information sheet attached to your proxy form.
   2   ON THE INTERNET
Go to Computershare’s website at www.investorvote.com and follow the instructions on screen. You will need your control number, your holder account number and proxy access number. You will find these three numbers on the information sheet attached to your proxy form.
   3   BY FAX
Detach, complete, sign and date the enclosed duplicate proxy form and send it by fax to 1 866 249-7775 (toll-free in Canada and the United States) or 416 263-9524 (outside Canada and the United States).
   4   BY MAIL
Detach, complete, sign and date the enclosed duplicate proxy form, and return it in the prepaid envelope we have provided.
   QUESTIONS AND FURTHER ASSISTANCE:
If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agents at:
Canada toll-free: 1-888-605-7634
United States toll-free: 1-877-687-1875
Banks, Brokers and from Other Locations: 1-212-750-5833

Important reminder
to non-registered
(beneficial) shareholders
VOTE YOUR
SHARES NOW!
Dear shareholder:
We have not yet received your voting instructions for our special shareholder meeting to be held on September 21, 2007. Time is running out. A duplicate voting instruction form is enclosed for your convenience. Your vote matters, please do not delay.*
Choose one of the following options to vote your shares. To have your vote counted, it must be received by our transfer agent by September 20, 4:45 p.m. (Eastern time).

*	If you have already voted, thank you and please disregard this notice.

   1   BY TELEPHONE
Call 1 800 474-7493. You will be prompted to provide your 12-digit control number located on the right hand side of the enclosed voting instruction form.
   2   ON THE INTERNET
Go to www.proxyvote.com and follow the instructions on screen.
   3   BY FAX
Complete, sign and date your voting instruction form, then fax it to 1 866 623-5305 or 905 507-7793.
   4   BY MAIL
Complete, sign and date your voting instruction form, then mail it in the enclosed prepaid return envelope.
   QUESTIONS AND FURTHER ASSISTANCE:
If you have any questions about the information contained in this document or require assistance in completing your voting instruction form, please contact our proxy solicitation agents at:
Canada Toll-free: 1-888-605-7634
United States Toll-free: 1-877-687-1875
Banks, Brokers and from other locations:1-212-750-5833